

November 27, 2012

<u>Via email</u>
Steven D. Pidgeon, Esq.
DLA Piper LLP (US)
2525 East Camelback Rd., Suite 1000
Phoenix, AZ 85016

   Re: **JDA Software Group, Inc.**
      Schedule 14D-9
      Filed November 15, 2012
      Amendments 1, 2, & 3 to Schedule 14D-9
      Filed November 15, 21, and 23
      File No. 5-49467

Dear Mr. Pidgeon:

   We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>
<u>Schedule 14D-9/A</u>

<u>Potential for Future Arrangements, page 17</u>

1. If changes have occurred to the disclosure in this section, please update to disclose any agreements that have been entered into by the current management team since the commencement of the offer.

J.P. Morgan Financial Analyses and Opinion, page 37

2.   We note reference to the series of projections provided by the Board to J.P. Morgan for use in its analysis. Please revise to include a complete description of the projections provided to J.P. Morgan in rendering its final opinion, inclusive of any material differences between the projections provided on July 12, August 30 and/or at a later date.

3.   Please supplement the disclosure in this section to clarify in greater detail the basis upon which J.P. Morgan determined the comparability of companies included for the trading multiples analysis and selected transactions analysis.

Certain Company Projections, page 42

4.   Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        /s/ *Mellissa Campbell Duru*

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers & Acquisitions